METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC)
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	2626 Cole Avenue, Suite 900
Direct Dial 214-740-5030	Dallas, Texas 75204-1083	Facsimile 214-523-3838
smetzger@pmklaw.com	214-969-7600	214-969-7635
www.pmklaw.com

May 6, 2005

The Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

Attn:	Steven Jacobs, Accounting Branch Chief Rachel Zablow, Staff Accountant Division of Corporation Finance Mail Stop 0409

Re:	Income Opportunity Realty Investors, Inc. (Commission File No. 001-14784; CIK No. 0000949961) – Form 10-K for the fiscal year ended December 31, 2004

Ladies and Gentlemen:

     On behalf of Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOT”), this letter is being filed as a supplemental letter uploaded on the EDGAR system on behalf of IOT in response to a letter of comments of the Staff of the Securities and Exchange Commission dated April 26, 2005. Schedule 1 annexed to this letter contains the responses to the comment of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in each response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referenced in the comment.

     In addition, also attached on behalf of IOT is a written statement from IOT acknowledging certain requested matters, including that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings,

The Securities and Exchange Commission

Attn:	Steven Jacobs, Accounting Branch Chief Rachel Zablow, Staff Accountant
May 6, 2005

•	Staff comments or changes to a disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings,

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     This letter, Schedule 1 and such certification are being filed under the EDGAR system in direct response to the comment of the Staff. If you would like to discuss any item concerning the referenced matter or included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct.

Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger

SCM:ag
Enclosures

cc:	R. Neil Crouch, Executive Vice President and Chief Financial Officer Peter Wang, Controller Income Opportunity Realty Investors, Inc.

SCHEDULE 1

Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated April 26, 2005 with respect to
Form 10-K for the year ended December 31, 2004 of
Income Opportunity Realty Investors, Inc.
Commission File No. 001-14784

     The following information is intended to provide a response to a single comment of the Staff of the Securities and Exchange Commission rendered by letter dated April 26, 2005, with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2004 of Income Opportunity Realty Investors, Inc. For convenience, the comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text in the Form 10-K for the fiscal year ended December 31, 2004 (which was filed on March 31, 2005), as applicable, and/or a reference to the date of supplemental information provided to the Staff.

CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Notes and Interest Payable, page 45.

     Comment/Observation No. 1. Please supplementally provide your basis for treating the April 2, 2002 transaction with Metra Capital, LLC as a refinancing. In your response, explain how you analyze the criteria in paragraph 5 of SFAS No. 66, and tell us the guidance in SFAS No. 66 that support your accounting. Finally, please cite any relevant terms of the related agreement that are not apparent from your disclosure period.

     Response to Comment/Observation No. 1. During April 2002, Income Opportunity Realty Investors, Inc. (the “Company”) sold all of its residential properties (a total of seven) to partnerships controlled by Metra Capital, LLC (“Metra”). Innovo Realty, Inc., a subsidiary of Innovo Group, Inc. (“Innovo”), is a limited partner in all of the partnerships that purchased the properties. Joseph Mizrachi, a director of American Realty Investors, Inc. (“ARI”) at the time of the sale in April 2002 controlled approximately 11.67% of the outstanding common stock of Innovo. At the time of the transaction in April 2002, ARI was a related party to the Company by virtue of ARI’s subsidiaries’ ownership of 409,335 shares of common stock of the Company (or approximately 28.5% of the outstanding common stock)* and the fact that, at the time, ARI and the Company had the same persons as executive officers. The compensation or sale price for the properties purchased from the Company totaled $26.2 million and possible additional contingent consideration depending upon the sale price of the properties by the Metra partnerships. The Company also received $5,200,000 in value of 8% non-recourse, non-convertible Series A Preferred Stock (the “Preferred Stock”) of Innovo. Based upon the prospect of additional consideration, ultimate continued involvement through the Preferred Stock, and the related-party nature of Joseph Mizrachi’s involvement, Management of the Company determined to account for the transaction as a refinancing transaction rather than a sale in accordance with SFAS No. 66, “Accounting For Sales Of Real Estate.” The Company continues to report the assets and new debt incurred by the Metra partnerships on the Company’s financial statements.

     SFAS No. 66, paragraph 5, provides, inter alia, that, “profit on real estate sales transactions shall not be recognized by the full accrual method until all of the following criteria are met:

     (a) A sale is consummated (paragraph 6).

     (b) The buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property (paragraphs 8-16).

     (c) The seller’s receivable is not subject to future subordination (paragraph 17).

     (d) The seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property (paragraph (18).”

     The Company elected to treat the transaction as a financing transaction instead of recording a sale as the transaction did not meet the criteria set forth in paragraph 5(d) of SFAS No. 66. The Metra transaction did not transfer to the buyer the usual risks and rewards of ownership for the reasons explained below. In addition, Joseph Mizrachi, a

*In April 2002, EQK Holdings, Inc., a subsidiary of ARI, owned 409,935 shares of common stock of the Company, which constituted an aggregate of 28.5% of the outstanding, and Transcontinental Realty Investors, Inc. owned 345,728 shares of common stock of the Company, or 24% of the outstanding; ARI through its subsidiaries also owned 49.7% of the outstanding common stock of Transcontinental Realty Investors, Inc. at such date. Subsequently, another ARI subsidiary, Income Opportunity Acquisition Corporation, acquired through a tender offer 265,036 shares of common stock of the Company, or approximately 18.42% of the common stock which, when added together with the shares held EQK Holdings, Inc., aggregated a total of 674,971 shares of common stock, or approximately 46.91% of the shares of common stock of the Company then outstanding.

Schedule 1 Page 2

director of ARI, controlled approximately 11.67% of the outstanding common stock of Innovo.

     SFAS No. 66, paragraph 28, provides, inter alia, that “the seller guaranties the return of the buyer’s investment or a return on that investment for a limited or extended period. For example, the seller guaranties cash flows, subsidies, or net tax benefits. If the seller guaranties return of the buyer’s investment, or if the seller guaranties a return on the investment for an extended period, the transaction shall be accounted for as a financing, leasing or profit-sharing arrangement. If the guaranty of a return on the investment is for a limited period, the deposit method shall be used until operations of the property cover all operating expenses, debt service, and contractual payments. At that time, profit shall be recognized on the basis of performance of the services required, as illustrated in paragraphs 84-88.”

     The limited partnership agreements of the Metra partnerships provide that distributions of cash flow from property operations and property sales will first be made to the Metra investors to sufficiently return a 15% cumulative compound annual return on the Metra investors’ investments. The Metra investors are then to receive cash flow from property sales in an amount equal to 125% of the sales proceeds until the Metra partners have received an amount equal to their capital contributions. By virtue of the priority position of the 15% cumulative compounded annual rate of return on the original investment of the Metra partners and the required cash payment to the Metra partners of their original investment, the Company believes that the transaction must be classified as a financing transaction and not a sale.

     Also, SFAS No. 66, paragraph 33, provides that, “the seller has made a partial sale. A sale is a partial sale if the seller retains an equity interest in the property or has an equity interest in the buyer. Profit (the difference between the sales value and the proportionate cost of the partial interest sold) shall be recognized at the date of sale if (a) the buyer is independent of the seller, (b) collection of the sales price is reasonably assured (paragraph 4), (c) the seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest.”

     At the date of closing of the transaction, the Company received Preferred Stock in Innovo, the parent company of Innovo Realty, Inc., which is a limited partner in the partnerships that acquired the properties from the Company. Innovo was controlled approximately 11.67% by Joseph Mizrachi, then a director of ARI (and a related party), at the time of the transaction closing. Since the seller continued to be able to exert control over the buyer, no sale was recorded, and the transaction was classified as a refinancing.

INCOME OPPORTUNITY REALTY INVESTORS, INC.

ACKNOWLEDGMENT

     The undersigned, on behalf of Income Opportunity Realty Investors, Inc., a Nevada corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated April 26, 2005, does hereby acknowledge on behalf of the Company that:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in filings with the Securities and Exchange Commission (the “Commission”).

     2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

     3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     IN WITNESS WHEREOF, the undersigned has executed this Acknowledgment on and as of the sixth day of May, 2005.

INCOME OPPORTUNITY REALTY INVESTORS, INC.
By:	/s/ R. Neil Crouch II
R. Neil Crouch II, Executive Vice President
and Chief Financial Officer